UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number:  001-09466
CUSIP Number:  45812J101000

NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended: November 30, 2011

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I
REGISTRANT INFORMATION

Lehman Brothers Holdings Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1271 Avenue of the Americas
Address of Principal Executive Office (Street and Number)

New York, New York 10020
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|_|	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Lehman Brothers Holdings Inc. (the “Registrant”) is not timely filing its Annual Report on Form 10-K for the fiscal year ended November 30, 2011 (“Form 10-K”).  The principal reasons for the Registrant’s inability to file at this time are as follows: (1) the filing by the Registrant of a voluntary petition for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Court”) on September 15, 2008 in a jointly administered proceeding named In re Lehman Brothers Holdings Inc., et. al. under Case Number 08-13555; (2) the commencement of various administrative or civil rehabilitation proceedings of subsidiaries comprising significant parts of the Registrant’s European and Asian businesses; (3) the sale since September 15, 2008 of significant businesses comprising the Registrant’s historical business; and (4) the completion on May 4, 2009 of the transfer to Neuberger Berman Group LLC of the Registrant's investment management business, as described in its Current Report on Form 8-K filed with the Commission on May 4, 2009.  As a result of these developments, the Registrant is currently unable to complete the preparation of its consolidated financial statements for such period in as much as it currently has neither access to major components of its internal systems nor the ability to prepare its consolidated financial statements and the remainder of the report, with all the required disclosures, to have them properly certified by its current executive officers, and have them reviewed by its independent auditors.  The Registrant will not be in a position to file by the fifteenth calendar day following the required filing date, February 28, 2012, as prescribed in Rule 12b-25.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William J. Fox	(646) 285-9000
Chief Financial Officer and Executive Vice President
(Name)	(Area Code) (Telephone Number)
(Title)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
|_| Yes |X| No

The Registrant has not filed its Quarterly Reports for the fiscal quarters ended August 31, 2008, February 28, 2009, May 31, 2009, August 31, 2009, February 28, 2010, May 31, 2010, August 31, 2010, February 28, 2011, May 31, 2011 and August 31, 2011 and has not filed its Annual Report for the fiscal years ended November 30, 2008, November 30, 2009 and November 30, 2010.

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No*

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*
The Registrant anticipates, based on the information currently available to it, that results of operations for the Fourth Quarter and Year ended November 30, 2011 will be significantly different from those for the corresponding period for the last fiscal year, due to significant developments in the business over the past year.  The Registrant issued quarterly reports on Form 10-Q on April 9, 2008 and July 10, 2008, for the quarterly periods ended February 29, 2008 and May 31, 2008, respectively, and a current report on Form 8-K on September 10, 2008 containing certain preliminary information relating to its earnings for the quarterly period ended August 31, 2008.  Additionally, on January 14, 2009, November 18, 2009, September 22, 2010 and January 13, 2011 the Registrant filed current reports on Form 8-K containing a status report on the Registrant’s bankruptcy proceedings, which includes certain financial information relating to periods since the commencement of the Registrant’s bankruptcy proceedings on September 15, 2008, and on the following dates the Registrant filed Current Reports on Form 8-K that include certain financial information relating to periods subsequent to the commencement of the Registrant’s bankruptcy proceedings:

2009	2010	2011	2012
January 30	January 14	January 19	January 20
March 10	February 19	January 24
April 13	March 17	January 26
May 20	March 29	February 22
June 4	April 16	March 18
June 15	April 19	April 28
July 8	April 22	May 23
August 21	May 3	June 20
September 16	May 20	June 30
October 14	June 23	July 5
November 13	July 22	July 21
December 14	August 13	August 23
	September 17	September 2
	October 18	September 21
	October 29	October 25
	November 22	November 22
	December 20	December 23
December 27

Reference is made to the information presented in such reports with regard to the results for such periods.

Lehman Brothers Holdings Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 28, 2012
LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ William J. Fox
	Name:	William J. Fox
	Title:	Chief Financial Officer and Executive Vice President